UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Citadel Broadcasting Corporation
(Name of Issuer)

Class B Common Stock
(Title of Class of Securities)

17285T304
(CUSIP Number)

July 20, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

___________
*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Pentwater Capital Management LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware USA
	5.	SOLE VOTING POWER

NUMBER OF		0 (1)
SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (1)
WITH	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%
12.	TYPE OF REPORTING PERSON*

IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Footnote (1)
The Reporting Person no longer holds shares of the Class B common stock of Citadel Broadcasting Corporation (the “Issuer”), which shares in any event are not equity securities of a class which is registered pursuant to section 12 of the Exchange Act and are therefore not subject to a separate reporting obligation on Schedule 13G.  The Reporting Person does hold warrants to purchase 2,399,900 shares of Class B common stock, which the Reporting Person attempted to exercise a portion of in April 2011.  Apparently based on its interpretation of the conditions in the warrant to such exercise, the Issuer refused to permit the Reporting Person to exercise its warrants.

The Class A common stock is an equity security registered under the Exchange Act.  The Reporting Person has determined that it should report any Class B common shares that it may own in the future (a) only on its Schedule 13G for the shares of Class A common shares that it owns, and (b) only if the Reporting Person determines that the conditions for converting its shares of Class B common shares into Class A common shares can be satisfied such that the Reporting Person could be deemed to have the right to acquire beneficial ownership of shares of Class A common stock within sixty days.  The conditions to conversion of shares of the Class B common stock into shares of the Class A common stock are similar, although not identical to, the conditions for exercising the warrants.  Based on the Issuer’s refusal to permit the Reporting Person to exercise its warrants to purchase shares of Class B common stock as described above, the Reporting Person does not believe that the Issuer would permit the Reporting Person to convert any shares of Class B common stock into shares of Class A common stock.  Therefore, the Reporting Person does not presently have the right to acquire beneficial ownership of shares of Class A common stock within sixty days.

Item 1(a).	Name of Issuer:
Citadel Broadcasting Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:
7690 W. Cheyenne Avenue Suite 220,
Las Vegas, NV 89129

Item 2(a).	Name of Person Filing:
Pentwater Capital Management, LP

Item 2(b).	Address of Principal Business Office, or if None, Residence:
227 West Monroe Suite 4000
Chicago, IL 60606

Item 2(c).	Citizenship:
Delaware, USA

Item 2(d).	Title of Class of Securities:
Class B Common Stock

Item 2(e).	CUSIP Number:
17285T304

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 0

(b)	Percent of class: 0.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote
 0

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of
 0

(iv)	Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
N/A

Item 8.	Identification and Classification of Members of the Group.
N/A

Item 9.	Notice of Dissolution of Group.
N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 27, 2011
(Date)

/s/ Neal Nenadovic
(Signature)

Neal Nenadovic/Chief Financial Officer
(Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)